Exhibit 99.1

E-House Enters into Definitive Agreement to Acquire all Outstanding Shares of CRIC

SHANGHAI, China, December 28, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has entered into an Agreement and Plan of Merger, dated December 28, 2011 (the “Merger Agreement”) with China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) and CRIC (China) Holdings Limited (“Merger Sub”). Pursuant to the Merger Agreement, E-House will acquire through a merger all the outstanding shares of CRIC that are not owned by E-House (the “Transaction”) for a fixed consideration consisting of $1.75 cash and 0.6 E-House shares / American depositary shares (“ADSs”) for each CRIC share. E-House increased the cash portion of the consideration to $1.75 from the $1.60 initially proposed to the board of directors of CRIC and publicly announced on October 28, 2011.

E-House is the majority shareholder of CRIC, owning approximately 54.1% of CRIC’s total outstanding shares. Merger Sub is a newly formed company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of E-House. Upon the successful consummation of the Transaction, Merger Sub will be merged with and into CRIC and CRIC will become a wholly-owned subsidiary of E-House. E-House intends to fund the Transaction through its cash and cash equivalents on hand, including funds held by CRIC.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, at the effective time of the Transaction, each of CRIC ordinary shares (not including CRIC ordinary shares represented by CRIC ADSs) issued and outstanding immediately prior to the effective time of the Transaction will be cancelled in exchange for the right to receive 0.6 E-House ordinary shares and $1.75 in cash without interest, and each of CRIC ordinary shares represented by CRIC ADSs issued and outstanding immediately prior to the effective time of the Transaction will be cancelled in exchange for the right to receive 0.6 E-House ADSs and $1.75 in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs) that are: (i) beneficially owned by E-House, Merger Sub and any wholly-owned subsidiaries of CRIC, issued to the depositary bank and reserved for future grants under CRIC’s share incentive plan, and held by CRIC in treasury (collectively, the “Excluded CRIC Shares”), which will be cancelled without consideration, and (ii) owned by holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to the Cayman Islands Companies Law.

E-House negotiated the terms of the Merger Agreement with the special committee of CRIC, which consists solely of directors not affiliated with E-House or Merger Sub, and retained independent financial and legal advisors to assist it in its work. CRIC’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, approved the Merger Agreement and the Transaction and resolved to recommend that CRIC’s shareholders vote to approve the Merger Agreement and the Transaction.

The Transaction, which is currently expected to close around the middle of 2012, is subject to the approval of the Merger Agreement and the Transaction by an affirmative vote of shareholders (i) representing two-thirds or more of the ordinary shares present and voting in person or by proxy at a meeting of CRIC’s shareholders which will be convened to consider the approval of the Merger Agreement and the Transaction, and (ii) holding a majority of the outstanding shares of CRIC other than the Excluded CRIC Shares, as well as certain other customary closing conditions. E-House has advised CRIC’s board of directors that it intends to vote in favor of the approval of the Merger Agreement and the Transaction. There can be no assurance that the Transaction will be completed by or around the middle of 2012 or at all. If completed, the Transaction will result in CRIC becoming a privately-held and wholly-owned subsidiary of E-House and CRIC ADSs will no longer be listed on the NASDAQ Global Select Market.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to E-House and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to E-House.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 170 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

In China

Kelly Qian

Manager, Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0730

E-mail: ir@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: ej@ogilvy.com

In the U.S.

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com

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